UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CHINA FIRE & SECURITY GROUP, INC.
(Name of Issuer)

Common Stock, (Par value $0.001 per share)

(Title of Class of Securities)

90915 R 105

(CUSIP Number)

Brian Lin
South Banbidian Industrial Park
Liqiao Township, Shunyi District
Beijing, 101304
People’s Republic of China
Telephone: (86-10) 8441-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box '.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:

This Amendment No. 1 (the “Amendment No. 1”) is jointly filed by Weigang Li, Jincai Li, China Honour Investment Limited, Li Brothers Holdings Inc., Alpha Great Holdings Limited, and Future Champion Limited (collectively, the “Reporting Persons”) to amend a Statement on Schedule 13D, filed on December 9, 2010 (the “Schedule 13D”).

This Amendment No. 1 is being filed solely to replace the form exhibits that were filed with the Schedule 13D with their executed versions. Accordingly, this Amendment No. 1 only amends Item 7 of the Schedule 13D.

Item 7. Material to be filed as exhibits.

Item 7 is hereby amended to include the executed versions of the following exhibits.

Exhibit A — Deed of Gift by Li Gangjin in favor of Alpha Great Holdings Limited dated March 18, 2010

Exhibit B — Deed of Gift by Li Weigang in favor of Future Champion Limited dated March 29, 2010

Exhibit C — Deed Constituting LGJ Family Trust between Li Gangjin and HSBC International Trustee Limited dated March 18, 2010

Exhibit D — Deed Constituting LWG Family Trust between Li Weigang and HSBC International Trustee Limited dated March 29, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Persons:
Date: January 21, 2011

/s/ Weigang Li
Name: Weigang Li

/s/ Jincai Li
Name: Jincai Li

China Honour Investment Limited

By: /s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory

Li Brothers Holdings Inc.

By: /s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory

Alpha Great Holdings Limited

By: /s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory

Future Champion Limited

By: /s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory